July 16, 2021

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds (the “Registrant”)

The Proxy Statement/Prospectus Filed on May 18, 2021

Securities Act File No. 333-256250

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Proxy Statement/Prospectus filed on Form N-14 with respect to the proposed reorganization of the Total Return Bond Fund (the “Target Fund”), a series of Aberdeen Investment Funds, into the Aberdeen Global Absolute Return Strategies Fund (the “Acquiring Fund”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Brooke Clark and Louis Rosenbaum of Dechert LLP on June 4, 2021.

For your convenience, the substance of those comments has been restated below. The Registrant’s response to each comment is set out under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement/Prospectus.

Comment No. 1:                                                         Please file a proxy card as an exhibit to the Proxy Statement/Prospectus pursuant to Rule 14a-6(a) under the 1940 Act.

Response:                                                                                        The Registrant will file a proxy card as an exhibit to the Proxy Statement/Prospectus.

Comment No. 2:                                                         In the “Important Shareholder Information” section, please add a question and answer explaining what happens if both the Reorganization Agreement and the Liquidation Plan are approved.

Response:                                                                                        The Registrant has added the following sentence to the end of the first paragraph in this section and the first question and answer: “If both the Reorganization Agreement and the Liquidation Plan are approved, the Reorganization will occur.”

The Registrant also added the below question and answer:

Q.                                   What happens if both the Reorganization Agreement and the Liquidation Plan are approved?

A.                                    If both the Reorganization Agreement and the Liquidation Plan are approved, the Reorganization will occur.

Comment No. 3:                                                         In the “Important Shareholder Information - Background” section, please clarify what “dual vote options” means.

Response:                                                                                        The Registrant has replaced “dual vote options” with “ability to vote on the Reorganization Agreement and the Liquidation Plan.”

Comment No. 4:                                                         In the “Important Shareholder Information - Background” section, please clarify that Target Fund shareholders can redeem their shares any time before the Reorganization.

Response:                                                                                        The Registrant has revised the disclosure as follows: “Even if shareholders approve the Plan of Reorganization, they may redeem their shares at any time prior to the completion of the Reorganization.”

Comment No. 5:                                                         In the “Important Shareholder Information - Investment Objectives, Strategies and Polices” section, please clarify that both the Acquiring Fund and the Target Fund will invest less than 25% of its total assets, as measured at the time of purchase, in securities issued by any one foreign government, its agencies, instrumentalities or political subdivisions, if true.

Response:                                                                                        The Acquiring Fund does not have such a policy, and, accordingly, the Registrant respectfully declines to include such disclosure with respect to the Acquiring Fund.

Comment No. 6:                                                         In the “Important Shareholder Information - Closing of the Total Return Bond to Investments” section, if the Reorganization Agreement is not approved but the Liquidation Plan is approved, state whether the Target Fund will be closed to new investors and the timing of that closing.

Response:                                                                                        The Registrant has added the following sentence: “In the event of Liquidation, purchases of shares of the Total Return Bond Fund would be suspended prior to the Liquidation and shareholders of the Total Return Bond Fund would be notified of that date in advance.”

Comment No. 7:                                                         In the “Important Shareholder Information - Recommendation of the Board” section, please insert the word “virtually” before “attend.”

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 8:                                                         In the Combined Proxy Statement and Prospectus, please add hyperlinks to the information incorporated by reference per Rule 411(d) under the Securities Act of 1933.

Response:                                                                                        The Registrant has added the requested hyperlinks.

Comment No. 9:                                                         In the “What are federal income tax consequences of the Reorganization?” section, please add the basis point and per share impact of the transaction costs on the Target Fund’s net assets.

Response:                                                                                        The Registrant has added the following sentence: “The basis point and per share impact of the transaction costs on the Target Fund’s net assets is expected to be approximately [ ].”

Comment No. 10:                                                  In the “What will be the federal income tax consequences of the Reorganization?” section, please estimate any capital gains distributions resulting from portfolio repositioning sales.

Response:                                                                                        The Registrant has added the following sentence: “It is estimated that approximately $[ ] in capital gains distributions will result from portfolio repositioning sales.”

Comment No. 11:                                                  Please consistently describe the comparison of the investment objectives of the Acquiring Fund and the Target Fund in the “Notice to Shareholders” section and the “How do the investment objectives, investment strategies and investment restrictions of the Target Fund and the Acquiring Fund compare?” section.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 12:                                                  In the “Investment Strategies” section, please disclose that the Acquiring Fund can invest in a “wide spectrum of equity and fixed income securities and derivatives.”

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 13:                                                  In the introductory paragraph to the “Investment Strategies” chart, please supplementally explain why global investing is not highlighted as a difference between the Target Fund and the Acquiring Fund.

Response:                                                                                        The Registrant has revised the disclosure to highlight the difference between the investment strategies of the Target Fund and the Acquiring Fund with respect to investing in foreign securities.

Comment No. 14:                                                  In the introduction to the Investment Strategies chart, please highlight any material differences between the Target Fund’s and the Acquiring Fund’s maturity policies and credit quality policies.

Response:                                                                                        The Registrant has added the following disclosure:

The Target Fund normally invests in investment grade bonds rated at the time of purchase “Baa3” or better by Moody’s Investors Service, Inc. (“Moody’s”) or “BBB-” or better by Standard & Poor’s Rating Service (“S&P”), or a comparable investment grade rating by a nationally recognized statistical rating organization, or unrated bonds determined by the Adviser to be of comparable quality, whereas the Acquiring Fund has no such policy. Both the Target Fund and Acquiring Fund may invest in high-yield below-investment-grade bonds (junk bonds) without limitation.

In managing the Target Fund’s investments, the Adviser seeks to construct an investment portfolio with a duration of no less than zero years in absolute terms and no more than one year above the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Bond Index.  The Acquiring Fund has no such duration policy.

Comment No. 15:                                                  If the Acquiring Fund may engage in active and frequent trading of portfolio securities to achieve its investment objective as a principal investment strategy, please add such disclosure in the Investment Strategies chart.

Response:                                                                                        The portfolio turnover rate calculation applied to the Acquiring Fund strategy may result in a higher portfolio turnover.  The Registrant has added disclosure to reflect this possibility.

Comment No. 16:                                                  In the “What are the fees and expenses of the Fund and what can I expect them to be after the Reorganization?” section, please clarify that Class A shares of the Combined Fund will be subject to any applicable sales charges and that the Acquiring Fund is, and Combined Fund will be, subject to a small account fee whereas the Target Fund is not subject to such a fee.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 17:                                                  In the last paragraph of the “What are the fees and expenses of the Fund and what can I expect them to be after the Reorganization?” section, if “institutions” refers to financial intermediaries, please clarify. If it does not, please clarify what kinds of institution this refers to.

Response:                                                                                        The Registrant has revised the disclosure to refer to “intermediaries.”

Comment No. 18:                                                  In footnote 6 to the fee and expense table, please disclose whether the Adviser’s ability to recoup expenses previously limited from the Target Fund would continue after the Reorganization.

Response:                                                                                        The Registrant has added the following sentence: “ASII’s ability to recoup management fees previously limited and/or expenses previously paid by ASII with respect to the Target Fund will not continue after the Reorganization.”

Comment No. 19:                                                  In the expense example, please provide examples assuming a shareholder does not redeem shares, if applicable.

Response:                                                                                        Given that a contingent deferred sales charge on redemptions of Class A shares is not charged on purchases less than $1,000,000, the Registrant respectfully declines to include such disclosure.

Comment No. 20:                                                  In the “How do the Funds’ portfolio turnovers compare?” section, please clarify that 100% of the Target Fund’s portfolio is expected to turnover.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 21:                                                  In the “Where can I find more financial information about the Funds?” section, please add hyperlinks per Rule 411(d) under the Securities Act of 1933.

Response:                                                                                        The Registrant has added the requested hyperlinks.

Comment No. 22:                                                  In the “What are the principal risks associated with investments in the Funds?” section, if the Acquiring Fund has materially greater exposure to below investment grade debt than the Target Fund, highlight this difference. Also highlight if there is a difference with respect to the principal risks of the Acquiring Fund and the Target Fund due to global investments.

Response:                                                                                        The Registrant has revised the disclosure to note that the Acquiring Fund has greater exposure to risks associated with high-yield bonds and lower-rated securities. In addition, the Registrant has revised the disclosure to note that the Acquiring Fund may be subject to greater risks relating to foreign securities to the extent that the Acquiring Fund invests a greater portion of its portfolio in foreign securities.

Comment No. 23:                                                  Please supplementally explain why Portfolio Turnover Risk is not a principal risk of the Acquiring Fund.

Response:                                                                                        Please see the response to Comment 15.

Comment No. 24:                                                  In the “Reasons for the Reorganization - Board Consideration of the Reorganization” section; please clarify that, if the Reorganization Agreement is approved, shareholders of the Target Fund may redeem their shares at any time prior to the Reorganization.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 25:                                                  In the “Reasons for the Reorganization - Board Consideration of the Reorganization” section, if the Target Fund Board considered recruiting a different Adviser that offers the strategy that Aberdeen Standard Investments Inc. will no longer offer, please disclose that this was considered and the Target Fund Board’s related determination. If this was not considered, please supplementally discuss why.

Response:                                                                                        The Board considered and rejected the possibility of recruiting a different investment adviser that offers the strategy that ASII would no longer provide, based on the information from ASII that transitioning the Target Fund to a new adviser was not a feasible option due to commercial and logistical practicalities.  Subsequent to May 4, 2021, when it approved the Reorganization Agreement, the Board and ASII learned that a third party investment adviser that is not affiliated with ASII expressed an interest in assuming management of the Target Fund.  At the request of the Board, ASII requested and received a proposal from the unaffiliated investment adviser to reorganize the Target Fund into a newly-created fund to be managed by that investment adviser.  Based on its evaluation of the proposal, the Board concluded that the proposal was not in the best interests of the Target Fund’s shareholders.

Comment No. 26:                                                  In the “Rule 12b-1 Plans” section, please replace “the Acquiring Fund Board” with “the Target Fund Board” in the first sentence.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 27:                                                  In the “What are the differences in the Funds’ Additional Investments, Investment Techniques and Risks?” section, disclose if the Target Fund can also take temporary defensive positions.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 28:                                                  Please add a proposal to adjourn the Meeting per Rule 14a-4 of the Securities Exchange Act of 1934.

Response:                                                                                        The Registrant respectfully declines to include an additional proposal. The Registrant does not view adjournment to permit further solicitation of proxies as a substantive proposal for which proxies must be independently solicited. The history of proposed Rule 20a-4 under the 1940 Act is instructive in this regard.

Proposed Rule 20a-4 “would have prohibited any adjournment of a meeting of shareholders of a registered investment company which related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting.”(1) However, the SEC withdrew proposed Rule 20a-4, and

(1)                                 Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, SEC Rel. No. IC-7659 (Feb. 6, 1973) (“Statement on Adjournment”).

instead noted that “[i]nvestment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals.”(2) The SEC’s statements in its Statement on Adjournment expressly authorize investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty. Moreover, had the SEC considered the question of adjournment to be a substantive proposal requiring a separate proposal, proposed Rule 20a-4 and the Statement on Adjournment would not have been necessary.

The Registrant is not aware of any published regulatory authority requiring stockholder pre-approval for an adjournment, excluding adjournments from the scope of Rule 14a-4(c)(7)(3) or otherwise prohibiting the actions provided for in the noted disclosure.

Comment No. 29:                                                  In “Exhibit B - Investment Restrictions,” please highlight the differences in fundamental investment restrictions of the Funds.

Response:                                                                                        The Registrant has added the following disclosure:

The Target Fund has fundamental investment restrictions with respect to, among other things, making short sales of securities; maintaining a short position; purchasing, writing and selling puts, calls, straddles and spreads; purchasing securities of other investment companies; purchasing securities on margin; and investing in illiquid securities. The Acquiring Fund has no such fundamental investment restrictions.

Comment No. 30:                                                  In “Exhibit C - Choosing a Share Class,” clarify where the availability of front-end sales load waivers or CDSC waivers are discussed in the prospectus.

Response:                                                                                        The Registrant has revised the disclosure accordingly.

Comment No. 31:                                                  Please add disclosure to Item 15 of the Part C per Rule 484(b)(3) under the Securities Act of 1933.

Response:                                                                                        The Registrant has added the following disclosure:

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Comment No. 32:                                                  Please confirm that Exhibits 11 and 12 will be consistent with Staff Legal Bulletin 19.

Response:                                                                                        The Registrant confirms that Exhibits 11 and 12 will be consistent with Staff Legal Bulletin 19.

*                    *                     *                     *                    *

Should you have any questions concerning the above, please call the undersigned at (202) 261-3351.

Very truly yours,

/s/ Megan Johnson
Megan Johnson

(2)                                 Id. The SEC went on to note: “In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstention, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the SEC will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act. Among other factors the SEC will consider will be the nature of the proposal, the percentage of votes actually cast, the percentage of actual negative votes, the nature of the further solicitation and the information provided to shareholders with respect to the reasons for such further solicitation.”

(3)                                 Rule 14a-4(c)(7) provides that a “proxy may confer discretionary authority to vote on any of the following matters: . . . (7) Matters incident to the conduct of the meeting.”

cc:	Lucia Sitar, Aberdeen Standard Investments Inc.
Thomas Bogle, Dechert LLP